UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUPERVALU INC.

(Name of Subject Company (Issuer))

Symphony Investors LLC

(Offeror)

Cerberus Capital Management, L.P.

(Managing Member of Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Mark A. Neporent

Cerberus Capital Management, L.P.

875 Third Avenue

New York, New York 10022

(212) 891-2100

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Stuart D. Freedman, Esq.

Robert B. Loper, Esq.

John M. Pollack, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a

Form of Registration No.:	n/a	Date Filed:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Symphony Investors LLC (“Purchaser”), a newly-formed Delaware limited liability company, for up to 30% of the outstanding shares of common stock, par value $0.01 per share, of SUPERVALU INC. (the “Company”), to be commenced pursuant to the Tender Offer Agreement, dated as of January 10, 2013, by and among Purchaser, Cerberus Capital Management, L.P. (“Cerberus”) and the Company. The managing member of Purchaser is Cerberus.

The tender offer described in the attached exhibit has not yet been commenced. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. On the commencement date of the tender offer, Purchaser and Cerberus will file a tender offer statement on Schedule TO, including an offer to purchase, a form of letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, the Company will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by Purchaser, Cerberus and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Purchaser by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release, dated January 10, 2013, issued by the Company and Cerberus